

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Samuel Goldfinger
Chief Financial Officer
Committed Capital Acquisition Corporation
411 W. 14th Street, 3rd Floor
New York, NY 10014

> **Re:** **Committed Capital Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed November 15, 2013**
> **File No. 333-192365**

Dear Mr. Goldfinger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that there are outstanding comments on your Form 8-K filed on October 16, 2013. Please note that that all such comments must be resolved before we act on a request for acceleration of effectiveness of your Form S-1.

2. Once you have resolved all of the outstanding comments on your Form 8-K please file a revised Form S-1 making all applicable changes in response to our comments on the Form 8-K.

Signatures, page II-5

3. Please revise the first signature block to follow the language set out in Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: via E-mail
        Jeffrey Schultz, Esq.